Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 18, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a press release on April 18, 2006, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated April 18, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
April 18, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

Press release

For immediate release

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCES 2005 ANNUAL RESULTS

HONG KONG, 18 April 2006 - China Life Insurance Company Limited (SEHK: 2628; NYSE: LFC) today announced the consolidated audited results of the Company and its subsidiaries (“China Life” or the “Company”) for the full year ended 31 December 2005.

Key highlights

•	Net profit attributable to shareholders of the Company for the year amounted to RMB 9,306 million, up 29.77% from 2004.

•	Basic and fully diluted earnings per share were RMB 0.35.

•	Total revenues for the year reached RMB 98,212 million, up 27.87% from 2004.

•	Gross written premiums and policy fees reached RMB 81,022 million, up 22.28% from 2004.

•	As at 31 December 2005, the Company’s embedded value was RMB 113,954 million, up 26.51% from 2004, and the value of one year’s sales was RMB 7,489 million, up 15.14% from 2004.

•	As at 31 December 2005, the Company’s total assets were RMB 559,219 million. Investment assets were RMB 494,356 million, while investment yield (on investment assets that include financial assets and cash and cash equivalents but exclude accrued investment income) was 3.86%, up 37 basis points from 2004.

•	The Company continued to maintain its leading position in the life insurance market in China, with a market share of 44.07%.

•	The Board of Directors recommended the payment of a final dividend of RMB 0.05 per share for the year to the shareholders whose names are on the register of shareholders on 17 May 2006.

In year 2005, the Company achieved record levels of net profit, total revenues and total assets. For the year ended 31 December 2005, China Life’s net profit attributable to shareholders of the Company amounted to RMB 9,306 million, an increase of 29.77% from 2004, primarily driven by adjustments in the structure of the business, improvement in investment income and enhancement of management practices. Basic and fully diluted earnings per share were RMB 0.35. The Company’s total revenues amounted to RMB 98,212 million, a 27.87% increase over the previous year. As at 31 December 2005, the Company’s total assets were RMB 559,219 million. The Board of Directors recommended the payment of a final dividend of RMB 0.05 per share for the year to the shareholders whose names are on the register of shareholders on 17 May 2006.

Commission File Number 001-31914

Commenting on the annual results of the Company for the financial year 2005, Mr Yang Chao, Chairman of the Board of China Life, said: “I am pleased to report encouraging progresses in terms of reforms and business development by the Company in 2005. The Company has made adjustments to its Board of Directors and senior management in its continuing effort to improve corporate governance. As the core member of the China Life Insurance Group Company (“the Group”), China Life has adopted the Group’s new development strategy of transforming itself into a major international financial and insurance group with rational resource allocation, clear strategic advantages, strong core businesses, appropriately diversified operations and the respect of the community and the industry. The Group will be characterised by a high embedded value, strong core competitiveness and highly sustainable development. China Life has integrated this Group strategy into its business objectives, namely, to establish the Company as a world-class life insurance Company with advanced corporate governance, a well-established management system, stringent internal controls, leading technologies, a first-class team, superior service and an outstanding brand. The Company will uphold the guiding principle of scientific development and contribute to the rapid development and improvement of the mainland insurance industry. The Company is committed to expanding and strengthening its business to enhance shareholder value.”

Mr. Wu Yan, President of China Life, said: “During the year, the Company adhered to a prudent development strategy, resulting in steady business growth, continuous improvement in business structure, and substantial increase in investment income. In addition to continuous growth in operating profits, the Company also achieved further improvement in management as well as greater influence in the society, and maintained our leading position in PRC life insurance market. All staff members of the Company share the same vision, and are determined to fulfil the mission of ‘Focusing on people, Caring for life, Creating value, Serving society’.”

Strong growth in business, leading position in the market

In 2005, the Company’s total revenues were RMB 98,212 million, up 27.87% from 2004. Gross written premiums and policy fees reached RMB 81,022 million, up 22.28% from 2004. Net profit attributable to shareholders of the Company reached RMB 9,306 million, up 29.77% from 2004.

According to figures released by the China Insurance Regulatory Commission (“CIRC”), the Company continued to maintain its leading position of China’s life insurance market, with a market share of 44.07% in 2005.

Business structure further optimized, embedded value further increased

In 2005, leveraging on the positive effects of total budget management and cost management, the Company continued to adjust its business structure with a view to achieving a balanced business growth.

In 2005, gross written premiums were RMB 74,939 million, representing a 22.72% increase from 2004. First-year gross written premiums from long-term traditional insurance contracts amounted to RMB 20,425 million, up 1.14% from 2004. First-year regular gross written premiums reached RMB 18,529 million, up 6.44% from 2004. First-year regular gross written premiums accounted for 90.72% of first-year gross written premiums from long-term traditional insurance contracts.

As at 31 December 2005, the Company’s embedded value was RMB 113,954 million, an increase of 26.51% from 2004. The value of one year’s sales for the year ended 31 December 2005 was RMB 7,489 million, up 15.14% from 2004. Embedded value is an actuarially determined estimate of the economic value of life insurance business of an insurance Company, excluding the economic value of future new business. The value of one year’s sales provides an indication of the value being created for investors by new business activity and hence the potential of the business.

Commission File Number 001-31914

Optimized asset structure, increased investment income

In 2005, the Company adhered to prudent principles and adjusted its investment strategies according to changes in the capital markets. During the year, the Company increased the proportion of bond investments with longer maturities and lowered the proportion of term deposits. In addition, the Company adopted a proactive and yet prudent approach to equity investments and optimized the structure of its foreign exchange assets. The Company also extended the durations of its assets, improved asset-liability match and effectively increased investment income. As at 31 December 2005, the Company’s total investment assets (including financial assets and cash and cash equivalents but excluding accrued investment income) amounted to RMB 494,356 million. Investment yield was 3.86%, up 37 basis points from 2004.

Stringent cost control, strong financial positions

In 2005, the Company strived to achieve the realization of business development, structural adjustment and earnings growth, and highlighted core significance of financial management in the Company’s overall business management. While ensuring continuous business development, the Company further implemented total budget management to stringently control costs. In 2005, the consolidated cost control ratio was 17.2%, down 1.4 percentage points from 2004.

As at 31 December 2005, the Company’s total assets were RMB 559,219 million. Shareholders’ equity was RMB 80,378 million. The Company’s solvency level was approximately 2.73 times the minimum regulatory requirement. A strong financial position and an adequate solvency level have enabled the Company to expand its business at a rapid pace.

Broadened sales channel, enhanced service quality

The Company has the largest sales team in China’s life insurance industry, with the broadest geographic coverage. In 2005, the Company continued to maintain its leading sales capabilities by continuously expanding sales channels and scope of cooperation, as well as stepping up efforts in sales staff training and management. As at 31 December 2005, the Company has approximately 640,000 individual agents, 12,000 direct sales staff, and a network of more than 89,000 cooperating bank branches and post saving offices that have established bancassurance business relationships.

In 2005, the Company continued to strive to improve underwriting and claims management as well as customer service standards. The Company formulated and revised a series of policies and management rules, adjusted and optimized business flows, strengthened controls on business risks, improved its service and upgraded its effectiveness and quality of business processing. The centralized service platform “95519” Call Center was awarded the Best Performing Call Centre in China 2005 by the Customer Relationship Management Professional Committee of the Alliance for Promotion of Informationalization under the Ministry of Information Industry. China Life was the only life insurance Company to receive such award in China. This was also the second consecutive year the Company was granted with this award.

Commission File Number 001-31914

Further improvement in corporate governance and internal control

In order to satisfy regulatory requirements at which the Company is listed in a more effective manner, and to further enhance its corporate governance standards, China Life introduced a series of enhancement initiatives in this area. The Company made changes and enhancements to the Board of Directors and its special committees to further emphasise the roles of independent directors. According to the requirements of the Code on Corporate Governance Practices of the Stock Exchange of Hong Kong, the roles of the Chairman and the President were also separated. In addition, the Company further optimizes its vertically led and centrally managed audit system, with the internal audit team further strengthened and a series of internal auditing systems and guidelines formulated and revised. The Company also allocates sufficient resources and continues to optimize internal control systems and is preparing itself for compliance with the Sarbanes-Oxley Act Section 404.

Since its listing, the Company has placed strong emphasis on the supervision and management on three types of risks: financial, investment and operational. The Company also continuously improved its information disclosure system. The supervisory and control system for internal control and risk management is comprised of the Board of Directors and its Audit Committee and Risk Management Committee, the Company’s Supervisory Committee, the Internal Control and Risk Management Committee under the Management, as well as departments exercising internal control and supervisory roles for the Company, including the newly established Internal Control and Compliance Department, as well as the Legal Affairs Department and Audit Department. Continuous improvement in internal control facilitates prevention and management of business risks, which will result in better protection of interests of customers and shareholders.

In February 2006, the Company was awarded “The Most Trusted Life Insurance Company” in the 2005 Financial Entities Election in China, a major online election in the country. According to the ranking announced by Forbes in April 2006, the Company was ranked 297th among the Top 2000 Global Listed Companies, and was ranked seventh among the companies based in Greater China (including Hong Kong Special Administrative Region, Macau Special Administrative Region and the Taiwan Region). In April 2006, the Company was named “The 2005 Leader in Insurance Industry” in the “2005 Chinese Service Industry Leaders Awards” organized by a number of market research institutes including the Horizon Research Consultancy Group.

2006 Outlook

In 2006, further development of the country’s economy and the expansion of investment channels for insurance funds will bring about more development opportunities for the Company. On the other hand, keen competition in the industry and uncertainties in the capital markets will bring challenges. The Company will adopt a development strategy that is both proactive and balanced. It will further improve corporate governance and enhance its internal control, risk management and business management capabilities. By integrating sales resources, China Life will establish an efficient and effective sales system and back-office support system. The Company will strengthen its market leading position and continue to restructure its business, optimize asset allocation, and strengthen cost control to further enhance profitability.

- End-

Commission File Number 001-31914

Forward-looking statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Registration Statement on Form F-1 for its initial public offering (333-110615) and in the Company’s other filings with the SEC.

About China Life Insurance Company Limited

China Life Insurance Company Limited (the “Company”) (SEHK: 2628; NYSE: LFC) was established in Beijing on 30 June 2003. On 17 and 18 December 2003, the Company successfully listed on the New York Stock Exchange and the Stock Exchange of Hong Kong respectively.

The Company is the leading life insurance Company in the insurance market of China (referring to the People’s Republic of China for this press release, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and the Taiwan Region). The Company has the most extensive distribution network in China that comprises exclusive agents, direct sales representatives and dedicated and non-dedicated agencies.

The Company offers a series of products and services, including individual and group life insurance, accident insurance and health insurance. It is the largest life insurance Company in China, and is the leading provider of individual and group life insurance, annuities products, accident insurance and health insurance. As at 31 December 2005, the Company had over 70 million individual and group life insurance policies, annuities contracts and long-term health insurance policies that are in force, and also offers individual and group accident and short-term health insurance policies. The Company also controls China Life Asset Management Company Limited, and is the largest insurance asset manager and one of the largest institutional investors in China.

Commission File Number 001-31914

For further information, please contact:

Media enquiries

English / Mandarin

Mr. Bruce Shu

Citigate Dewe Rogerson

Tel: +852 9132 2906 or +852 2533 4607  Fax: +852 2524 5599

E-mail: bruce.shu@citigatedr-hk.com

English / Cantonese / Mandarin

Mr. Mill Seen

Citigate Dewe Rogerson

Tel: +852 9224 9240 or +852 2533 4612  Fax: +852 2524 5599

E-mail: mill.seen@citigatedr-hk.com

Mandarin

Ms. Liu Yang

Citigate Dewe Rogerson

Tel: +86 138 0110 4947 or +86 10 6505 2082  Fax: +86 10 6505 2080

E-mail: liu.yang@citigatedr-hk.com

Mr. Jason Qingyang Cao

China Life Insurance Company Limited

Tel: +852 9610 2760  (Tuesday, April 18)

Tel: +8610 8565 9778  Fax: +8610 8525 2210 (Regular contact numbers)

E-mail: caoqingyang@e-chinalife.com

Investor and analyst enquiries

Mr. Jason Qingyang Cao

China Life Insurance Company Limited

Tel: +852 9610 2760  (Tuesday, April 18)

Tel: +8610 8565 9778  Fax: +8610 8525 2210 (Regular contact numbers)

E-mail: caoqingyang@e-chinalife.com

Commission File Number 001-31914

Appendix 1

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	2005		2004
	RMB million		RMB million
			(Restated)
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2005: RMB 80,651 million, 2004: RMB 65,878 million )		81,022		66,257
Less: premiums ceded to reinsurers		(769)		(1,182)

Net written premiums and policy fees		80,253		65,075

Net change in unearned premium reserves		(215)		(67)

Net premiums earned and policy fees		80,038		65,008

Net investment income		16,685		11,317
Net realised losses on financial assets		(510)		—
Net realised losses on investments		—		(237)
Net fair value gains on assets at fair value through income		260		—
Net unrealised losses on trading securities		—		(1,061)
Other income		1,739		1,779

Total revenues		98,212		76,806

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(8,311)		(6,816)
Accident and health claims and claim adjustment expenses		(6,847)		(6,418)
Increase in long-term traditional insurance contracts liabilities		(33,977)		(25,361)

Interest credited to long-term investment type insurance contracts		(4,894)		(3,704)
Interest credited to investment contracts		(973)		(616)

Increase in deferred income		(8,521)		(7,793)
Policyholder dividends resulting from participation in profits		(5,359)		(2,048)
Amortisation of deferred policy acquisition costs		(7,766)		(6,263)
Underwriting and policy acquisition costs		(1,845)		(1,472)
Administrative expenses		(7,237)		(6,585)
Other operating expenses		(798)		(131)
Statutory insurance fund		(174)		(96)

Total benefits, claims and expenses		(86,702)		(67,303)

Net Profit before income tax expenses		11,510		9,503
Income tax expenses		(2,145)		(2,280)

Net profit		9,365		7,223

Attributable to:
- shareholders of the Company		9,306		7,171
- minority interest		59		52

Basic and diluted earnings per share	RMB	0.35	RMB	0.27

Dividends proposed after the balance sheet date		1,338		Nil

Commission File Number 001-31914

Appendix 2

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

	As at 31 December 2005	As at 31 December 2004
		(Restated)
	RMB million	RMB million
ASSETS
Property, plant and equipment	12,710	12,250
Deferred policy acquisition costs	37,741	32,787
Financial assets
Debt securities:	255,554	150,234
- held-to-maturity securities	146,297	79,603
- available-for-sale securities	96,425	—
- non-trading securities	—	69,791
- financial assets at fair value through income	12,832	—
- trading securities	—	840
Equity securities:	39,548	17,271
- available-for-sale securities	26,261	—
- non-trading securities	—	12,597
- financial assets at fair value through income	13,287	—
- trading securities	—	4,674
Term deposits	164,869	175,498
Statutory deposits-restricted	5,353	4,000
Policy loans	981	391
Securities purchased under agreements to resell	—	279
Accrued investment income	6,813	5,084
Premiums receivables	4,959	3,912
Reinsurance assets	1,182	1,297
Cash and cash equivalents	28,051	27,217
Other	1,458	3,451

Total Assets	559,219	433,671

LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	1,784	1,215
- unearned premium reserves	5,147	5,212
Long-term traditional insurance contracts	124,656	89,698
Long-term investment type insurance contracts	237,001	191,885
Deferred income	34,631	27,603
Financial Liabilities
Investment contracts
- with discretionary participation feature (“DPF”)	42,230	32,476
- without DPF	1,872	1,635
Securities sold under agreements to repurchase	4,731	—
Annuity and other insurance balances payable	4,492	2,801
Premiums received in advance	2,951	2,447
Policyholder dividends payable	6,204	2,037
Other liabilities	4,106	4,922
Current income tax liabilities	525	38
Deferred tax liabilities	7,982	4,371
Statutory insurance fund	98	429

Total liabilities	478,410	366,769

Contingencies and commitments	—	—
Shareholders’ equity
Share capital	26,765	26,765
Reserves	37,225	31,573
Retained earnings	16,388	8,192

Total shareholders’ equity	80,378	66,530

Minority interest	431	372

Total equity	80,809	66,902

Total liabilities and equity	559,219	433,671

Commission File Number 001-31914

Appendix 3

GROSS WRITTEN PREMIUMS AND DEPOSITS

For the year ended 31 December 2005

	2005	2004
	RMB million	RMB million
Individual life insurance
Gross written premiums	63,205	50,113
First-year gross written premiums	19,574	19,900
Single gross written premiums	1,085	2,526
First-year regular gross written premiums	18,489	17,374
Renewal gross written premiums	43,631	30,213
Deposits	62,483	66,981
First-year deposits	49,144	54,662
Single deposits	46,061	52,343
First-year regular deposits	3,083	2,319
Renewal deposits	13,339	12,319

Group life insurance
Gross written premiums	867	344
First-year gross written premiums	851	295
Single gross written premiums	811	261
First-year regular gross written premiums	40	34
Renewal gross written premiums	16	49
Deposits	23,463	21,756
First-year deposits	23,452	21,738
Single deposits	23,401	21,726
First-year regular deposits	51	12
Renewal deposits	11	18

Accident and health insurance
Gross written premium	10,867	10,606
Short-term accident insurance
Gross written premiums	5,135	4,977
Short-term health insurance
Gross written premiums	5,732	5,629

Total gross written premiums	74,939	61,063
Total deposits	85,946	88,737